

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 1, 2012

Via E-mail

Gregory C. Thompson
Chief Financial Officer
Georgia Gulf Corporation
115 Perimeter Center Place, Suite 460
Atlanta, GA 30346

> **Re:** **Georgia Gulf Corporation**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed October 18, 2012**
> **File No. 333-183724**
> **Amendment No.1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 18, 2012**
> **File No. 001-09753**

Dear Mr. Thompson:

We have reviewed the above-referenced filings and have the following comments.

Form S-4 Amendment No.1

Prospectus Cover Page

1. We note your response to comment five in our letter dated October 2, 2012. We agree with your statement that "the exchange transaction and the Merger are appropriately viewed as an integrated transaction." While we would not object to the delivery of a single Joint Prospectus, the disclosure of the Joint Prospectus must be compliant with all material requirements of the Form S-4, not only with respect to the exchange offer, but also with respect to the merger transaction, upon which the PPG shareholders will make an investment decision. We re-issue the second half of our prior comment five, including compliance with Item 4(b) and selected provisions of Item 18 of Form S-4.

Georgia Gulf will assume certain material pension and post-retirement welfare benefit obligations…, page 39

2. Please quantify to the extent possible the amount of non-qualified pension liabilities to be assumed by Georgia Gulf.

<u>Georgia Gulf's business, financial condition and results of operations may be adversely
affected…, page 41</u>

3.   Please quantify to the extent possible the value of the PPG Chlor-alkali and Derivatives
        Business contracts for which third-party consent to assignment is needed.

<u>Exhibit 8.1</u>

4.   Please have counsel explain the significance of the assumption listed in clause (vi) in the
        third paragraph of its opinion, by providing also examples of what actions the parties
        listed therein are intended to take to "treat the Transactions… in a manner consistent with
        the opinions" of counsel. Please have counsel revise its opinion to the extent necessary.

<u>Amendment No. 1 to Preliminary Proxy Statement on Schedule PREM14A</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations For
the PPG Chlor-Alkali and Derivatives Business, page 68</u>

5.   We note your revised disclosure in response to comment 41 in our letter dated October 2,
        2012. Further revise your disclosure to explain the significance of a transaction known as
        a "Reverse Morris Trust."

<u>The Transactions, page 93</u>

6.   We note your disclosure in the penultimate paragraph on page 96 that Georgia Gulf may,
        in its discretion, elect to conduct an upstream merger of Splitco with and into Georgia
        Gulf. With a view towards, disclosure, please explain to us the significance of an
        upstream merger and the circumstances under which Georgia Gulf may elect to pursue
        this alternative.

<u>Background of the Transactions, page 97</u>

7.   We note your revised disclosure in response to comment 44 in our letter dated October 2,
        2012. It is not readily apparent, however, why the Reverse Morris Trust structure
        represented for Georgia Gulf the best alternative in achieving its strategic objectives.

<u>Opinion of Georgia Gulf's Financial Advisors, page 107</u>

<u>Barclays, page 107</u>

<u>Pro Forma Financial Analysis, page 112</u>

8.   Please confirm that the analysis covered in pages 7 and 8 of Barclays' "Executive
        Summary" presentation provided to us in response to comment 22 in our letter dated

Gregory C. Thompson
Georgia Gulf Corporation
November 1, 2012
Page 3

October 2, 2012, corresponds with the pro forma analysis discussed here.

The Merger Agreement, page 127

9.   We note your revised disclosure in response to comment 66 in our letter dated October 2, 2012. We note that you qualify the representations and warranties in the merger agreement by confidential disclosures among other things, while cautioning the readers that such representations, warranties and covenants should not be read alone. This language continues to represent an undue limitation on an investor's ability to rely upon the proxy disclosures. Please revise your disclosure accordingly.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
       Mark L. Hanson, Esq.
       Jones Day